RENAISSANCE OIL ANNOUNCES THAT IT HAS PREQUALIFIED FOR THE MATURE FIELD AUCTION IN MEXICO

December 2, 2015 – Vancouver, BC – Renaissance Oil Corp. (the “Company” or “Renaissance”) (TSX-V: ROE) is pleased to announce it has received notification from the Comisión Nacional de Hidrocarburos (the “CNH”) of Mexico that the Company has been prequalified to participate in the Call 3 of Round 1 auction of 25 on-shore “Mature Field” petroleum blocks in Mexico (the “Mature Field Auction”).  These blocks are located in the states of Chiapas, Nuevo Leon, Tabasco, Tamaulipas and Veracruz and contain extensive petroleum systems.  Most of these blocks contain discovered fields with certifiable reserves, current or past production and existing infrastructure.

Craig Steinke, CEO of Renaissance, states, “Achieving prequalification to participate in the reform and privatization of the oil and gas industry in Mexico is a significant milestone for Renaissance.  Our technical team has made extensive evaluations of the blocks available in the Mature Field Auction and has identified several attractive development and field optimization opportunities.  We expect Renaissance to be an active participant in the Mature Field Auction and in the many additional bid rounds to come in Mexico.”

Final bids for the Mature Field Auction are due by December 15, 2015.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, but not limited to, statements with respect to the issuance of the shares and achievement of milestones, the ability of the new technical team to assist Renaissance in its ongoing evaluation and negotiations, the Company’s objectives and strategies, its relationship with Halliburton and the timing of the bid rounds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the failure to receive regulatory approval for the issuance of the shares, the risks associated with the bidding process and satisfaction of any prequalifying criteria, and such other risks as disclosed in the Company’s management discussion and analysis and other continuous disclosure filings.  Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.